UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 29, 2024

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

150 SE 2nd Ave, Suite 300 Miami, FL	33131
(Address of principal executive offices)	(ZIP Code)

(650) 644-4160
(Issuer’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

a)	Dismissal of Independent Accounting Firm

On July 3, 2024, Cloudastructure, Inc. (“Cloudastructure”, the “Company”, “we”, “us”, or “our”) dismissed IndigoSpire CPA Group (“IndigoSpire”) as the Company’s independent registered accounting firm. The decision to dismiss IndigoSpire was approved by the Company’s board of directors.

IndigoSpire’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2023 and December 31, 2022 and through the date of dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and IndigoSpire on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to IndigoSpire’s satisfaction, would have caused IndigoSpire to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided IndigoSpire with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not IndigoSpire agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of IndigoSpire's letter, dated July 5, 2024, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

b)	Appointment of Independent Accounting Firm

On July 3, 2024, the Company appointed Bush & Associates CPA LLC (“Bush & Associates”) as the Company’s new independent accounting firm. During the two fiscal years ended December 31, 2023 and 2022 and through the date of such appointment, neither the Company nor anyone acting on its behalf has consulted with Bush & Associates regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Bush & Associates concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 7. Departure of Certain Officers

On June 29, 2024, Rick Bentley resigned as the Company’s Chief Executive Officer, and also resigned from the Company’s board of directors.

Mr. Bentley will remain with the Company under the new role of “Founder” and will continue to support the Company as it moves forward.

2

Item 9. Other Events

Also on June 29, 2024, the board of directors of the Company appointed James McCormick as the new Chief Executive Officer of the Company. A brief overview of Mr. McCormick’s background and business experience is as follows:

James McCormick, Chief Executive Officer of Cloudastructure, Inc.

James McCormick has served as a director of the Company since November 2021 and was appointed Chief Executive Officer in June 2024. Mr. McCormick has over 30 years of experience in finance, operations and administration, primarily in the high tech industry. He has been instrumental in raising over $1 billion in funds for companies in which he was involved, including IPO’s, sales to strategic investors, investments by VC’s and securities sales through the capital markets. He has been involved in numerous M&A activities, both on buy-side and sell-side transactions. His experience has ranged from managing start-up companies to complex, multi-national entities. From May 2019 to present, Mr. McCormick has served as the Chief Operating Officer for LTA Research and Exploration, an aerospace research and development company building experimental and certified manned and remotely piloted airships. From October 2015 to May 2019, Mr. McCormick served as Chief Financial Officer of Global Equipment Services (GES), a company specializing in production process and test equipment design, manufacturing, and global services for the semiconductor and electronics product manufacturing industry. While acting as CFO, Mr. McCormick oversaw the acquisition of GES by Kimball Electronics in an approximately $50 million transaction. He has held CEO, CFO and COO positions at various other public and private companies including Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel). Mr. McCormick holds a BBA from the University of Toledo and a MBA from the University of Michigan.

Exhibit Index

Exhibit No.	Description of Exhibit
9.1	Letter from IndigoSpire

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

By:	/s/ James McCormick
Name:	James McCormick
Title:	Chief Executive Officer

Date: July 8, 2024

4